SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Ladder Capital Corp

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

Richard O’Toole, Esq.

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

with a copy to:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED FUND MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,886,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,886,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,681*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The percentage set forth above is calculated based on 72,291,533 shares of Class A Common Stock outstanding as of February 23, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on February 24, 2017 (the “Form 10-K”), and 1,117,326 and 1,675,013 shares of Class A Common Stock into which affiliates of TowerBrook Capital Partners, L.P. and GI Partners L.P., respectively, exchanged shares of Class B Common Stock and units of Series REIT of Ladder Capital Finance Holdings (“LCFH”) and units of Series TRS of LCFH (collectively, “Units”) in connection with the transactions described in Items 3, 4 and 6 of this Schedule 13D. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 5.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 38,434,658 shares of Class B Common Stock and Units outstanding as of February 23, 2017, as reported in the Form 10-K, less the 2,792,339 shares of Class B Common Stock and Units exchanged into shares of Class A Common Stock as set forth above.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II GP-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,886,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,886,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,681*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage set forth above is calculated based on 72,291,533 shares of Class A Common Stock outstanding as of February 23, 2017, as reported in the Form 10-K, and 1,117,326 and 1,675,013 shares of Class A Common Stock into which affiliates of TowerBrook Capital Partners, L.P. and GI Partners L.P., respectively, exchanged shares of Class B Common Stock and Units in connection with the transactions described in Items 3, 4 and 6 of this Schedule 13D. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 5.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 38,434,658 shares of Class B Common Stock and Units outstanding as of February 23, 2017, as reported in the Form 10-K, less the 2,792,339 shares of Class B Common Stock and Units exchanged into shares of Class A Common Stock as set forth above.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,886,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,886,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,681*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage set forth above is calculated based on 72,291,533 shares of Class A Common Stock outstanding as of February 23, 2017, as reported in the Form 10-K, and 1,117,326 and 1,675,013 shares of Class A Common Stock into which affiliates of TowerBrook Capital Partners, L.P. and GI Partners L.P., respectively, exchanged shares of Class B Common Stock and Units in connection with the transactions described in Items 3, 4 and 6 of this Schedule 13D. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 5.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 38,434,658 shares of Class B Common Stock and Units outstanding as of February 23, 2017, as reported in the Form 10-K, less the 2,792,339 shares of Class B Common Stock and Units exchanged into shares of Class A Common Stock as set forth above.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,886,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,886,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,681*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage set forth above is calculated based on 72,291,533 shares of Class A Common Stock outstanding as of February 23, 2017, as reported in the Form 10-K, and 1,117,326 and 1,675,013 shares of Class A Common Stock into which affiliates of TowerBrook Capital Partners, L.P. and GI Partners L.P., respectively, exchanged shares of Class B Common Stock and Units in connection with the transactions described in Items 3, 4 and 6 of this Schedule 13D. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 5.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 38,434,658 shares of Class B Common Stock and Units outstanding as of February 23, 2017, as reported in the Form 10-K, less the 2,792,339 shares of Class B Common Stock and Units exchanged into shares of Class A Common Stock as set forth above.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RREFII ACQUISITIONS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,886,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,886,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,681*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage set forth above is calculated based on 72,291,533 shares of Class A Common Stock outstanding as of February 23, 2017, as reported in the Form 10-K, and 1,117,326 and 1,675,013 shares of Class A Common Stock into which affiliates of TowerBrook Capital Partners, L.P. and GI Partners L.P., respectively, exchanged shares of Class B Common Stock and Units in connection with the transactions described in Items 3, 4 and 6 of this Schedule 13D. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 5.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 38,434,658 shares of Class B Common Stock and Units outstanding as of February 23, 2017, as reported in the Form 10-K, less the 2,792,339 shares of Class B Common Stock and Units exchanged into shares of Class A Common Stock as set forth above.

CUSIP No. 505743 104

1	NAME OF REPORTING PERSON RREF II LADDER LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,886,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,886,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,681*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage set forth above is calculated based on 72,291,533 shares of Class A Common Stock outstanding as of February 23, 2017, as reported in the Form 10-K, and 1,117,326 and 1,675,013 shares of Class A Common Stock into which affiliates of TowerBrook Capital Partners, L.P. and GI Partners L.P., respectively, exchanged shares of Class B Common Stock and Units in connection with the transactions described in Items 3, 4 and 6 of this Schedule 13D. The percentage excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 5.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 38,434,658 shares of Class B Common Stock and Units outstanding as of February 23, 2017, as reported in the Form 10-K, less the 2,792,339 shares of Class B Common Stock and Units exchanged into shares of Class A Common Stock as set forth above.

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.001 per share (“Shares”), of Ladder Capital Corp, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 345 Park Avenue, 8th Floor, New York, New York 10154.

Item 2. Identity and Background

(a) and (f) This Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

Related Fund Management, LLC, a Delaware limited liability company (“Related Management”), Related Real Estate Fund II GP-A, LLC, a Delaware limited liability company (“Related GP-A”), Related Real Estate Fund II GP, L.P., a Delaware limited partnership (“Related GP”), Related Real Estate Fund II, L.P., a Delaware limited partnership (“Related Fund”), RREFII Acquisitions, LLC, a Delaware limited liability company (“RREFII Acquisitions”), and RREF II Ladder LLC, a Delaware limited liability company (“RREF Ladder”). This Schedule 13D reports Shares held for the account of RREF Ladder, all the membership interests of which are held by RREFII Acquisitions. Related Fund, a private investment fund for which Related Management acts as investment adviser, holds all membership interests of RREFII Acquisitions. Related Management holds all membership interests of Related GP-A, which, in turn, is the general partner of Related GP. Related GP is the general partner of Related Fund.

A joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this Schedule 13D.

(b) – (c) The Related Companies, L.P., a New York limited partnership (“Related Companies”), is the managing member of Related Management. Related Companies owns and operates real estate assets. Related Companies’ general partner is The Related Realty Group, Inc., a Delaware corporation (“Realty Group”) owned by Stephen M. Ross (“Ross”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons, Related Companies and Realty Group is attached as Exhibit 2 to this Schedule 13D. The principal business address of each of the Reporting Persons, Related Companies and Realty Group is 60 Columbus Circle, New York, NY 10023. Each of Related Companies, Realty Group, Ross and the other individuals listed in Exhibit 2 disclaim beneficial ownership of all Shares held by RREF Ladder or any other Reporting Person.

(d) – (e) During the last five years, none of the Reporting Persons nor, to their knowledge, any of Related Companies, Realty Group or the individuals listed in Exhibit 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 5,886,681 Shares. On February 27, 2017, RREF Ladder, certain pre-IPO stockholders of the Issuer, including affiliates of TowerBrook Capital Partners, L.P. and GI Partners L.P., and, solely for purposes of Section 2.3(c) and Section 3.3 therein, the Issuer, entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which RREF Ladder purchased 5,886,681 Shares from the pre-IPO stockholders for $80.0 million on March 3, 2017. The Shares were acquired with working capital of Related Fund.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement filed as Exhibit 3 herewith, which is incorporated by reference herein.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to provide financing related to the Shares.

The information set forth under Item 6 below is incorporated by reference into this Item 3 in its entirety.

Item 4. Purpose of Transaction.

Each of the Reporting Persons acquired the Shares over which it exercises dispositive beneficial ownership in the belief that the Shares are undervalued. The Reporting Persons intend to have conversations, meetings and other communications with the management and Board of Directors of the Issuer, stockholders and other persons, in each case to discuss the Issuer’s business, strategies and other matters related to the Issuer. These communications may include a discussion of options for enhancing stockholder value through various strategic alternatives.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate (subject to applicable contractual restrictions, including the Stockholders Agreement and the Lock-Up Agreement), including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) advocating a sale or transfer of a material amount of assets of the Issuer or its subsidiaries or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

The information set forth under Item 6 below is incorporated by reference into this Item 4 in its entirety.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Each of the Reporting Persons may be deemed to be the beneficial owner of 5,886,681 Shares, which represents approximately 7.8% of the outstanding Shares. This percentage is calculated based on 72,291,533 Shares outstanding as of February 23, 2017, as reported on the Issuer’s Annual Report in Form 10-K for the year ended December 31, 2016 filed with the SEC on February 24, 2017 (the “Form 10-K”), and 1,117,326 and 1,675,013 Shares into which affiliates of TowerBrook Capital Partners, L.P. and GI Partners L.P., respectively, exchanged shares of Class B Common Stock and units of Series REIT of Ladder Capital Finance Holdings (“LCFH”) and units of Series TRS of LCFH (collectively, “Units”) in connection with the transactions described in Items 3, 4 and 6 of this Schedule 13D. The percentage excludes the effect of Shares issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for Shares, such percentage would be equal to 5.3%, which is calculated based on the number of outstanding Shares set forth above and 38,434,658 shares of Class B Common Stock and Units outstanding as of February 23, 2017, as reported in the Form 10-K, less the 2,792,339 shares of Class B Common Stock and Units exchanged into shares of Class A Common Stock as set forth above.

By virtue of their relationship, as described in Item 2 above, the Reporting Persons may be deemed to share voting power and dispositive power with respect to the Shares.

(c) Except as set forth in Items 3, 4 and 6 of this Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves and investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of Related Fund have the right to participate in the receipt of certain dividends and proceeds from the sale of the Shares, in each case in accordance with their respective limited partnership interests.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into this Item 6 in its entirety.

Stockholders Agreement

In connection with the Purchase Agreement, on March 3, 2017, RREF Ladder and the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”), attached as Exhibit 4 herewith, pursuant to which Richard O’Toole, Executive Vice President and General Counsel of Related Companies and Executive Vice President of RREF Ladder, was appointed to the Board of Directors of the Issuer. The Stockholders Agreement also provides that RREF Ladder and affiliates of Related Companies will be bound by restrictions on their ability to acquire additional Shares until the later to occur of (i) the date on which Mr. O’Toole or a replacement director, if one is so appointed by RREF Ladder prior to December 31, 2017, is no longer serving on the Issuer’s Board of Directors and (ii) March 3, 2019.

The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement filed as Exhibit 4 herewith, which is incorporated by reference herein.

Lock-Up Agreement

Also in connection with the Purchase Agreement, on March 3, 2017, RREF Ladder and Deutsche Bank Securities Inc., financial advisor to the Issuer, entered into a Lock-Up Agreement (the “Lock-Up Agreement”), attached as Exhibit 5 herewith, which provides that RREF Ladder and affiliates of Related Companies to which it transfers Shares will be bound by restrictions on the transfer of their Shares through February 27, 2018.

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement filed as Exhibit 5 herewith, which is incorporated by reference herein.

Registration Rights Agreement

Also on March 3, 2017, in connection with the Purchase Agreement, RREF Ladder, the pre-IPO stockholders and the Issuer entered into a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), attached as Exhibit 6 herewith, providing, among other things, RREF Ladder with customary registration rights with respect to the Shares.

The Registration Rights Agreement grants RREF Ladder certain “demand” registration rights for underwritten offerings and “piggyback” registration rights with respect to Shares held by RREF Ladder (whether purchased pursuant to the Purchase Agreement or acquired thereafter) and its transferees. All reasonable expenses incident to such registrations generally are required to be borne by the Issuer.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 6 herewith, which is incorporated by reference herein.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of March 13, 2017, among the Reporting Persons.

Exhibit 2	Directors and Executive Officers of Reporting Persons, Related Companies and Realty Group

Exhibit 3	Stock Purchase Agreement, dated as of February 27, 2017, by and among RREF II Ladder LLC, GI Ladder Holdco LLC, GI Partners Fund III-B, L.P., GI Partners Fund III-A, L.P., TI II Ladder Holdings, LLC, TowerBrook Investors II AIV, L.P., GP09 PX (LAPP) Ladder Capital LTD., GP09 GV Ladder Capital LTD., GP09 PX Ladder Capital LTD. and OCP LCF Holdings Inc.

Exhibit 4*	Stockholders Agreement, dated March 3, 2017, by and among Ladder Capital Corp, RREF II Ladder LLC and any permitted transferee that becomes a party thereto by executing and delivering a joinder thereto.

Exhibit 5	Lock-Up Agreement, dated March 3, 2017, by and between Deutsche Bank Securities Inc. and RREF II Ladder LLC.

Exhibit 6**	Second Amended and Restated Registration Rights Agreement, dated as of March 3, 2017, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the investors named therein.

*	Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ladder Capital Corp on March 3, 2017.
**	Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Ladder Capital Corp on March 3, 2017.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 13, 2017	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 13, 2017	RELATED REAL ESTATE FUND II GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: March 13, 2017	RELATED REAL ESTATE FUND II GP, L.P.

	By:	Related Real Estate Fund II GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: March 13, 2017	RELATED REAL ESTATE FUND II, L.P.

	By:	Related Real Estate Fund II GP, L.P., its general partner

	By:	Related Real Estate Fund II GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: March 13, 2017	RREFII ACQUISITIONS, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 13, 2017	RREF II LADDER LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President